**FOR IMMEDIATE RELEASE, NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.**

   

April 30, 2012

Advantage Oil & Gas Ltd. Announces $74.7 Million Secondary Offering

of Longview Common Shares and Updates Guidance Through June 2013

CALGARY, ALBERTA – Advantage Oil & Gas Ltd. (TSX: AAV) ("Advantage") and Longview Oil Corp. (TSX: LNV) ("Longview") announce that Advantage has entered into an agreement relating to the sale of 8.3 million Longview Common Shares owned by Advantage to a syndicate of underwriters led by RBC Capital Markets and FirstEnergy Capital Corporation at a price of $9.00 per share for gross proceeds of CDN $74.7 million. Closing of the offering is anticipated to be on or about May 22, 2012.

Longview will not receive any proceeds from the sale of the shares. Following closing, Advantage will own approximately 21.15 million Common Shares of Longview, representing an interest of approximately 45.2% in Longview. Longview currently pays a monthly dividend in the amount of $0.05 per Common Share. The first dividend that purchasers under this offering shall be eligible to receive will be for the month of May, anticipated to be paid on June 15, 2012 to shareholders of record as at May 31, 2012.

Use of Proceeds & Updated Guidance

All of the net proceeds from the offering will be received by Advantage and will initially be used to reduce Advantage's existing bank indebtedness. Funds will subsequently be utilized to finance additional delineation drilling and development of the Middle Montney formation at Glacier where recent drilling has resulted in the discovery of several liquids rich natural gas horizons (see Advantage press releases dated March 15, 2012 and March 22, 2012). Recent analysis of geological and engineering data obtained from the Middle Montney wells drilled during Q1 2012 indicates that further evaluation is warranted to enhance our understanding of the economic potential of this liquids rich resource. A total of 3 Middle Montney horizontal wells will be drilled during H2 2012 with the potential for more wells to be included in H1 2013.

For the 12 months ending June 30, 2013, our capital program is estimated to be approximately $75 million which will include delineation drilling in the Middle Montney and the completion of 14 existing wells drilled during our recent Phase IV drilling program. Production at Glacier will be maintained between 90 mmcfd to 100 mmcfd subject to the natural gas price environment.

Guidance for the 12 months ending June 30, 2013 is estimated as follows:

Production	22,500 to 23,000 boe/d (95% natural gas)
Royalty Rate	6-8%
Operating Costs	$5.50 to $5.95 per boe
Capital Expenditures	$70-80 million

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Longview in any jurisdiction in which such offer, solicitation or sale would be unlawful. These securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or pursuant to an exemption therefrom.

For further information contact:

ADVANTAGE OIL & GAS LTD.
Devon Tower, Suite 700
400, 3rd Avenue SW
Calgary, Alberta T2P 4H2
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

LONGVIEW OIL CORPORATION
Devon Tower, Suite 700
400, 3rd Avenue SW
Calgary, Alberta T2P 4H2
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.longviewoil.com
E-mail: ir@longviewoil.com

Advisory

The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. More particularly, this press release contains statements concerning the anticipated closing date of the offering, the anticipated use of the net proceeds of the offering and the payment of the dividend to purchasers under the offering. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage/Longview's control, including: the failure to receive all regulatory approvals for the offering, that the intended use of the net proceeds of the offering might change if the board of directors of Advantage determines that it would be in the best interestsof Advantage to deploy the proceeds for some other purpose, the dividend payable to shareholders of record as at May 31, 2012 has not been declared and if it is not declared purchasers pursuant to the offering will not receive such dividend, if the closing of the offering is delayed purchasers pursuant to the offering will not receive such dividend, the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage/Longview's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage/Longview will derive from them. Except as required by law, Advantage/Longview undertakes no obligation to publicly update or revise any forward-looking statements.